UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

2q07

Consolidated Information and Results

Second Quarter of 2007

(Unauditaded)

TELE NORTE LESTE PARTICIPAÇÕES S.A. and TELEMAR NORTE LESTE S.A. www.oi.com.br/ir

Upcoming Events: Conference Calls

Portuguese		English
Date:	Friday, July 27, 2007 10:00 am (Rio) – 9:00 am (NY)	Date:	Friday, July 27, 2007 1:00 pm (Rio) – 12:00 am (NY)
Access:	Phone: (55 11) 4688 - 6301 Passcode: Oi Replay: (55 11) 4688 - 6225 (passcode 494) Available until August 6, 2007	Access:	Phone: 888 – 790 - 1641 (USA) 1 210 234 0010 (Brazil / other countries) Passcode: Oi Replay: 800 – 793 - 2386 (USA) 1 – 402 – 280 – 1611 (Brazil / others) Available until August 11, 2007
Webcast:	http://www.ccall.com.br/oi
A complementary presentation will be made available before the start of the conference call, on the Oi website: http://www.oi.com.br/ir

Contents

1	Highlights	3
2	Operating Performance	4
3	Consolidated Results	6
4	Debt, Capex and Cash Flow	14
5	Recent Events	16
6	Financial Statements	19
7	Glossary	25

TNL Participações Outstanding Shares ('000): 382,122 TNLP3: R$ 76.80 TNLP4: R$ 36.95 TNE: US$ 18.97 ADR	Telemar Norte Leste Outstanding Shares ('000): 238,614 TMAR3 ON: R$ 116.00 TMAR5 PNA: R$ 53.85 TMAR6 PNB: R$ 52.99

Note: (1) Prices as at the end of the 2nd Quarter of 2007; (2) Outstanding ex-treasury shares.

Rio de Janeiro, July 26, 2007: Tele Norte Leste Participações S.A (“Telemar”) (Bovespa: TNLP4 and TNLP3) hereby releases results for the second quarter of 2007 (2Q07).

1) Highlights

  The Oi group of companies added a net of 369 thousand new Revenue Generating Units (UGRs) in the 2Q07, 30% above 1Q07 net adds (284 thousand), bringing the total UGRs to 29.2 million at the end of June 2007.

    The wireline alternative plans increased by 915 thousand during the quarter to 3.5 million, representing 25% of the total lines in service.

    Oi Conta Total already has 351,000 customers, approximately 15% of our post-paid customer base.

    With 84 thousand new subscribers, Oi Velox has grown at a faster pace (7.1%) in the quarter.

  The wireline average monthly revenue per customer (ARPU) was R$85.12, representing an increase in both the quarter (+0.7%) and compared to 2Q06 (+3.4%). In the mobile segment, the ARPU remained stable at R$21.50.

  Focus on profitability in the mobile segment. The performance of the mobile segment was the principal driver of the 10.1% increase in the consolidated EBITDA in the 2Q07, amounting to R$1,596 million, yielding a margin of 36.6%.

  There was a further reduction of the net debt during the quarter of -5.6% to R$4,006 million, equivalent to 0.66 x EBITDA (last 12 months).

  The company’s strong operating performance and healthy financial position, together with stable macroeconomic indicators (interest and exchange rates), boosted  the consolidated net income to R$468 million (R$1.22/share and US$0.62/ADR), an increase of 36.4% and 65.4%, respectively, in the quarter and the last twelve months.

  Capital expenditure in 2Q07 amounted to R$387 million, equivalent to 8.9% of the consolidated net revenue.

  The company’s free cash flow, after investment, for this quarter came to R$783 million, or 6.9% below 1Q07.

Table 1 – Leading Financial Indicators

	Quarter					Half Year
R$ million	2Q06	1Q07	2Q07	QoQ	YoY	1H06	1H07	YoY
TNL Consolidated
Net Revenue	4,062	4,305	4,358	1.2%	7.3%	8,118	8,663	6.7%
EBITDA	1,562	1,449	1,596	10.1%	2.2%	3,047	3,045	-0.1%
EBITDA Margin (%)	38.4%	33.7%	36.6%	2.9 p.p.	-1.8 p.p.	37.5%	35.1%	-2.4 p.p.
Net Earnings	283	343	468	36.4%	65.4%	427	810	89.7%

Net Debt	6,090	4,245	4,006	-5.6%	-34.2%	6,090	4,006	-34.2%
CAPEX	484	344	387	12.5%	-20.0%	925	730	-21.1%
Free Cash Flow	1,057	841	783	-6.9%	-25.9%	1,512	1,625	7.5%
Net Debt / EBITDA	0.9	0.7	0.7	0.0%	-22.2%	0.9	0.7	-22.2%

TMAR Parent Company
Net Revenue	3,508	3,533	3,548	0.4%	1.1%	7,053	7,081	0.4%
EBITDA	1,429	1,276	1,334	4.5%	-6.6%	2,828	2,610	-7.7%
EBITDA Margin (%)	40.7%	36.1%	37.6%	1.5 p.p.	-3.1 p.p.	40.1%	36.9%	-3.2 p.p.
Net Earnings	371	437	545	24.7%	46.9%	680	982	44.4%

Oi (TNL PCS)
Net Revenue	807	1,000	1,028	2.8%	27.4%	1,558	2,027	30.1%
EBITDA	154	183	267	45.9%	73.4%	250	450	80.0%
EBITDA Margin (%)	19.0%	18.3%	25.9%	7.6 p.p.	6.9 p.p.	16.0%	22.2%	6.2 p.p.
Net Earnings	0.4	45.6	102.5	124.8%	25525.0%	-27.8	148.0	632.4%

2) Operating Performance:

Wireline Services – Oi Fixo

The company’s focus on stabilizing its wireline customer base is, gradually and consistently, generating positive results, as a result of a judicious policy of greater credit flexibility.

On top of this, it is worth mentioning that since May 2006, the company has been offering convergent and alternative plans to different segments, which had already attracted a total of 3.5 million customers by the end of the first half of this year (+34.8% above 1Q07), representing 24.7% of the total fixed lines in service, contributing to increase customer loyalty.

Broadband Services – Oi Velox
The average number of Oi Velox users grew by 6.6% in the quarter and 30.8% from 2Q06, bolstered by commercial campaigns and offering of convergent products. Oi Velox total subscribers represented 8.8% of the lines in service, against 8.2% at the end of the previous quarter and 6.7% in 2Q06. This quarter saw faster growth in broadband internet access services, compared to the previous quarter.

Wireless Services – Oi Móvel
The net addition of 276 thousand customers during the quarter raised the client base to 13.6 million, as a result of taking on almost 1.32 million new customers – 291 thousand (22%) in the post-paid segment (compared to 13% in 1Q07) – and disconnections (churn) of just over 1.04 million. The quarterly churn rate remained steady at 7.7%, with a downward tendency given the improvement of the high-value post-paid segment, driven by the offering of convergent plans, notably those of “Oi Conta Total”.

Table 2 – Operational Indicators

	2Q06	3Q06	4Q06	1Q07	2Q07	QoQ	YoY
Wireline Services - Oi Fixo
Lines Installed ('000)	17,041	17,025	17,136	17,111	16,927	-1.1%	-0.7%
Lines in Service ('000) (a)	14,499	14,431	14,388	14,338	14,347	0.1%	-1.0%
Residential (%)	78.1%	78.1%	78.1%	78.1%	78.1%	0.0 p.p.	0.0 p.p.
Commercial (%)	17.8%	17.9%	17.9%	17.9%	17.9%	0.0 p.p.	0.1 p.p.
Public Telephones (%)	4.2%	4.0%	4.0%	4.0%	4.0%	0.0 p.p.	-0.2 p.p.
Alternatives Plans in minutes '(000)	295	825	1,653	2,632	3,547	34.8%	1102.4%
Proportion of Lines in Service (%)	2.0%	5.7%	11.5%	18.4%	24.7%	6.3 p.p.	22.7 p.p.
ARPU Oi Fixo (R$)	82.3	84.9	87.2	84.5	85.1	0.7%	3.4%

Broadband Services - Oi Velox
ADSL Subscribers ('000) (b)	970	1,046	1,128	1,182	1,266	7.1%	30.5%
Proportion of Lines in Service (%)	6.7%	7.3%	7.8%	8.2%	8.8%	0.6 p.p.	2.1 p.p.
Residential (%)	83.3%	83.7%	84.4%	84.6%	85.3%	0.7 p.p.	2.0 p.p.
ARPU Oi Velox (R$)	53.8	56.0	54.7	53.6	51.8	-3.4%	-3.7%

Wireless Services - Oi Móvel
Mobile Subscribers ('000) (c)	12,034	12,643	13,078	13,358	13,634	2.1%	13.3%
Proportion on Post-Paid Plans (%)	20%	20%	18%	17%	18%	1.0 p.p.	-2.0 p.p.
Average Subscriber Base ('000)	11,629	12,375	12,816	12,952	13,097	1.1%	12.6%
Market Share Oi - Region I (%)	27.8%	27.6%	27.4%	27.2%	26.5%	-0.7 p.p.	-1.3 p.p.
Proportion of Net Additions in Region I (%)	38.1%	24.4%	22.9%	21.1%	11.5%	-9.6 p.p.	-26.6 p.p.
Penetration rate - Região I (%)	42.7%	45.1%	46.8%	47.9%	50.1%	2.2 p.p.	7.4 p.p.
Quarterly Churn rate (%)	6.4%	7.9%	8.8%	7.7%	7.7%	0.0 p.p.	1.3 p.p.
Oi ARPU (R$)	17.8	22.4	22.1	21.6	21.5	-0.5%	20.8%

RGU - Revenue Generating Unit (a+b+c)	27,503	28,120	28,594	28,878	29,247	1.3%	6.3%

3) Consolidated Results:

3.1) Revenue

The consolidated gross revenue (R$6,210 million) was 0.8% greater than the previous quarter and up 6.6% compared to the same last year period. Among the highlights are increased revenues from mobile, data services and fixed to mobile (VC-1/VC-2/VC-3) services, which represented respectively, 16%, 11% and 14% of the total consolidated gross revenue for the 1H07, as shown below:

Table 3 – Breakdown of Gross Revenue

	Quarter					Half-Year			%
R$ million	2Q06	1Q07	2Q07	Change %		1H06	1H07	Var. %	1H06	1H07
				QoQ	YoY
Wireline	5,047	5,173	5,182	0.2%	2.7%	10,207	10,355	1.4%	87%	84%
Local (exc. - VC1)	2,291	2,249	2,239	-0.4%	-2.3%	4,591	4,487	-2.3%	39%	36%
Subscription	1,641	1,705	1,737	1.9%	5.9%	3,316	3,442	3.8%	28%	28%
Local Traffic	630	516	475	-7.9%	-24.6%	1,221	991	-18.8%	10%	8%
Others	20	27	27	0.0%	35.0%	53	54	1.9%	0%	0%

Local Fixed-to-Mobile (VC1)	619	676	684	1.2%	10.5%	1,273	1,359	6.8%	11%	11%
Long Distance (exc. - VC2/3)	717	722	692	-4.2%	-3.5%	1,508	1,414	-6.2%	13%	11%
LD Fixed-to-Mobile (VC2/3)	160	197	202	2.5%	26.3%	329	399	21.3%	3%	3%
Network Usage	169	150	146	-2.7%	-13.6%	342	296	-13.5%	3%	2%
Data	614	674	716	6.2%	16.6%	1,196	1,390	16.2%	10%	11%
Velox	215	266	275	3.4%	27.9%	423	541	27.9%	4%	4%
Others	399	408	441	8.1%	10.5%	773	849	9.8%	7%	7%

Public Phones	281	302	282	-6.6%	0.4%	569	584	2.6%	5%	5%
Additional Services	144	144	160	11.1%	11.1%	285	304	6.7%	2%	2%
Advanced Voice / Other	52	60	62	3.3%	19.2%	115	122	6.1%	1%	1%

Wireless	779	990	1,028	3.8%	32.0%	1,461	2,018	38.1%	13%	16%
Services	670	936	966	3.2%	44.2%	1,275	1,902	49.2%	11%	15%
Subscriptions	184	207	219	5.8%	19.0%	337	426	26.4%	3%	3%
Outgoing Calls	321	374	389	4.0%	21.2%	621	763	22.9%	5%	6%
Domestic/Inter. Roaming	29	29	27	-6.9%	-6.9%	63	56	-11.1%	1%	0%
Network Usage	62	260	265	1.9%	327.4%	123	525	326.8%	1%	4%
Data / Value Added	75	66	66	0.0%	-12.0%	131	132	0.8%	1%	1%
Handset Sales	109	54	62	14.8%	-43.1%	186	116	-37.6%	2%	1%

Wireline	5,047	5,173	5,182	0.2%	2.7%	10,207	10,355	1.4%	87%	84%
Wireless	779	990	1,028	3.8%	32.0%	1,461	2,018	38.1%	13%	16%

Total Gross Revenue	5,826	6,163	6,210	0.8%	6.6%	11,667	12,373	6.1%	100%	100%

Consolidated Net Revenue	4,062	4,305	4,358	1.2%	7.3%	8,118	8,663	6.7%	70%	70%

Wireline Services:

The gross revenue from wireline services increased by R$9 million in the quarter and R$135 million from the same period of last year, basically due to the increase of monthly subscriptions, data communication services (mainly Oi Velox) and additional services, offsetting reductions in revenues from local and long distance traffic (ex- VC-2 e VC-3) along with public telephony services.

Local Services

Fixed-to-Fixed: (monthly subscription, traffic, installation fee)

Gross revenue from local services, which was practically stable (-0.4%) in relation to 1Q07 and 2.3% below 2Q06, reveals a new dynamic as customers join alternative plans in minutes (+34.8% above 1Q07), reduced revenue from pulses/minutes due to a lower volume of billed traffic, and increasing revenue from monthly subscriptions.

It should be pointed out that, in accordance with the concession contract, the billing of local fixed-to-fixed traffic is being changed from “pulses” to “minutes” and that, between March 2007 and the end of June 2007, the compulsory migration to the basic minutes plan was completed in six states within Region I where Oi operates, representing 43% of the subscriber base. This migration will be completed in all the states of Region I by the end of July 2007.

Fixed-to-Mobile: (VC1)

The revenue was R$8 million higher than that recorded in 1Q07, basically due to increased traffic. In relation to 2Q06, revenue was up by R$65 million, mainly due to an indirect effect of the introduction of the full billing system starting July 2006 (interconnection fees charged on 100% of the local calls between mobile operators), which shifted a percentage of the traffic from mobile phones to the fixed network.

Long Distance Services (LD)

Fixed LD (NLD and ILD)

Decline of R$30 million in relation to the previous quarter, due to the seasonal factor of summer vacations in 1Q07. In comparison with 2Q06, the reduction of R$25 million was mainly the result of a drop in traffic.

LD Fixed-to-Mobile (VC2/VC3)	The revenue was practically stable in relation to the previous quarter (+R$ 5 million) and R$42 million above 2Q06 due to increased traffic.

Remuneration for FIXED Network Usage:

The revenue remained practically stable in relation to that of the 1Q07 and was down by R$23 million in comparison to 2Q06, due to the 20% reduction in the interconnection fee with local fixed network (TU-RL) as determined by the concession contract renewal of December 2005, which came in effect since January 2007.

Data Communication Services:

The revenue was up by R$42 million and R$102 million, respectively, compared to the figures of 1Q07 and 2Q06, with notable contributions from “Oi Velox” (ADSL customers), due to growth in the customer base, and “IP Services”, boosted by its operations linked to the Pan-American Games Rio 2007 project (an event happening in July 2007).

Public Telephones:

The revenue was down by R$20 million in relation to 1Q07, due to a drop in the number of phone credits sold. Compared to 2Q06, the figure remained stable (+R$1 million).

Wireless Services

The gross revenue from wireless services increased by R$38 million in the quarter, boosted mainly by new subscribers and outgoing calls, as the average subscriber base grew mostly with high value customers and convergent plans (Oi Conta Total). In comparison with 2Q06, the revenue was up by R$249 million, of which R$203 million (81.5%) is related to remuneration for network usage, which was strongly affected by the introduction of the fullbilling system starting from July 2006.

Revenue from handset sales showed a small increase (R$8 million) in the quarter, stimulated by the additions related to seasonal celebration of Mother’s Day in May and “Valentine’s” Day in June, but was down by R$47 million from 2Q06. This decrease is in line with Oi’s strategy, implemented since 2006, of selling the simcard alone to the pre-paid segment to reduce acquisition costs for these customers whose handsets were subsidized.

It should be noted that the customer base for the pre-paid segment increased by 1.8% (195 thousand new customers) in comparison with 1Q07, and 17.1% (almost 1.65 million new customers) in relation to 2Q06.

The remuneration for network usage remained stable compared to 1Q07 at a total of R$265 million, after deducting TMAR’s revenue of R$180 million during 2Q07 (which is below the R$190 million of 1Q07).

The revenue from wireless services during the quarter represented 16.6% of the consolidated total gross revenue, compared to 13.4% in 2Q06 and 16.1% in 1Q07.

Gross revenue of Oi (TNL- PCS) for the quarter came to a total of R$1,370 million, with a net revenue of R$1,028 million (+2.8% above 1Q07 and +27.3% from 2Q06).

The average monthly revenue per customer (ARPU) was R$21.50 in the quarter, practically the same (-0.5%) as in 1Q07 and 20.8% up from 2Q06.

3.2) Operating Expenses

Operating expenses declined R$94 million in the quarter, but were up R$261 million above 2Q06. The 3.3% reduction in comparison with the previous quarter was basically due to a drop in Other Operating Expenses (Income), despite the increases seen in Marketing, Personnel and Provision for Doubtful Debts. Compared to 2Q06, the 10.4% increase was mainly due to higher interconnection costs and Provision for Doubtful Debts, despite a reduction in the Cost of Goods Sold.

Table 4 – Breakdown of Operating Expenses

	Quarter					Half-Year
Item - R$ million	2Q06	1Q07	2Q07	Change %		1H06%		1H07%		YoY %
				QoQ	YoY
Interconnection	590	826	838	1.5%	42.0%	1,217	24%	1,664	30%	36.7%
Personnel	164	179	199	11.2%	21.3%	318	6%	378	7%	18.9%
Materials	72	70	70	0.0%	-2.8%	156	3%	140	2%	-10.3%
Handset Costs/Other (COGS)	140	68	57	-16.2%	-59.3%	252	5%	125	2%	-50.4%
Third-Party Services	966	969	942	-2.8%	-2.5%	1,896	37%	1,910	34%	0.7%
Marketing	71	69	87	26.1%	22.5%	167	3%	156	3%	-6.6%
Rent and Insurance	169	189	177	-6.3%	4.7%	341	7%	366	7%	7.3%
Provision for Doubtful Accounts	135	143	176	23.1%	30.4%	243	5%	319	6%	31.3%
Other Operating Expenses (Revenue), Net	194	344	216	-37.2%	11.3%	480	9%	560	10%	16.7%
TOTAL	2,501	2,856	2,762	-3.3%	10.4%	5,071	100%	5,618	100%	10.8%

Interconnection:

The increase of R$12 million over the figure for 1Q07 is the result of a greater volume of fixed-to-mobile traffic. Compared to 2Q06, the 42% increase is due to the introduction of the fullbilling system (in July 2006) for traffic between mobile operators. Without this impact, the increase would have been 8.7%, when compared to 2Q06.

Personnel:

The increases, of R$20 million from 1Q07 and of R$35 million from 2Q06, are mainly due to the company’s assumption of services relating to the Network Management Center, a process that began in 1Q07, along with salary increases resulting from the collective labor agreement in 4Q06. At the end of June 2007, the company had a total of 8,539 employees (7,552 in June 2006).

Cost of Handsets and other COGS:

There was a reduction of R$11 million in relation to 1Q07. The difference would have been R$66 million, were it not for a non-recurrent event in 1Q07, when a provision for obsolete stock (R$55 million) was reversed as a result of the warehouse fire January 2007 where Oi handsets and accessories were stored.

The reduction from 2Q06 is related to the strategy of selling just the sim cards to the pre-paid segment, which started in 2006.

Third Party Services:

These expenses were reduced by R$27 million in comparison to 1Q07 and R$24 million in relation to 2Q06. The decrease from 1Q07 stems from reduced spending on network maintenance, as a result of the termination of contracts with certain contractors during 1Q07. Compared to 2Q06, the reduction was basically due to lower spending on network maintenance (R$26 million), the operation of the callcenter (R$22 million), consultancy and legal services (R$14 million), offset against higher spending on “other items” (R$26 million), principally reimbursements related to offers for high value post-paid customers.

Table 5 – Breakdown of Third Party Services

	Quarter					Half-Year
Item - R$ Million	2Q06	1Q07	2Q07	QoQ	YoY	1H06	1H07	YoY
Network Maintenance (COS - Cost of Services)	342	371	316	-14.8%	-7.6%	686	686	0.0%
Sales Commissions and Expenses (Selling Exp.)	130	119	122	2.5%	-6.2%	263	242	-8.0%
Postage and Collection (Selling Exp.)	87	85	93	9.4%	6.9%	180	178	-1.1%
Electricity (COS / G&A)	76	85	89	4.7%	17.1%	153	174	13.7%
Data Processing (COS / G&A)	36	47	35	-25.5%	-2.8%	71	82	15.5%
Call Center Operations (Selling Exp.)	112	81	90	11.1%	-19.6%	207	172	-16.9%
Consulting and Legal Services (COS / G&A)	62	59	48	-18.6%	-22.6%	108	107	-0.9%
Printing and Clearing (Selling Exp.)	15	16	16	0.0%	6.7%	29	32	10.3%
Others	106	105	132	25.7%	24.5%	200	238	19.0%
Total	966	969	942	-2.8%	-2.5%	1,896	1,910	0.7%

Marketing:

Increases of R$18 million (1Q07) and R$16 million (2Q06) stem from the campaigns to publicize and consolidate the “Oi” brand launched in March 2007, along with the company’s sponsorship of the Pan-American Games – RIO 2007 project.

Provision for Doubtful Debts:

The increases of R$33 million in the quarter and R$41 million from 2006’s same period are the result of Oi’s strategy of introducing more flexibility into its credit policy, resulting in retention of its wireline customer base, still generating positive net results for the company.

Other Operating Expenses (Income):
The reduction of R$128 million in the quarter was mainly due to a drop in provisions for contingencies (R$43 million), excluding a non-recurring expense of R$53 million, arising from the inventory write off following the fire of January 2007 at Oi’s storage facility for handsets and accessories.

Compared to 2Q06, the R$22 million increase owes basically to higher contingency provisions (+R$27 million), largely related to labor and regulatory issues.

3.3) Other Consolidated Result Items

EBITDA:

Table 6 – EBITDA and EBITDA Margin

	Quarter					Half Year
	2Q06	1Q07	2Q07	QoQ	YoY	1H06	1H07	YoY

TNL Consolidated
EBITDA (R$ Mn)	1,562	1,449	1,596	10.1%	2.2%	3,047	3,045	-0.1%
Margin %	38.4%	33.7%	36.6%	2.9 p.p.	-1.8 p.p.	37.5%	35.1%	-2.4 p.p.

TMAR Parent Company
EBITDA (R$ Mn)	1,429	1,276	1,334	4.6%	-6.6%	2,828	2,610	-7.7%
Margin %	40.7%	36.1%	37.6%	1.5 p.p.	-3.1 p.p.	40.1%	36.9%	-3.2 p.p.

Oi (TNL-PCS)
EBITDA (R$ Mn)	154	183	267	45.4%	73.5%	250	450	80.0%
Margin %	19.0%	18.3%	25.9%	7.6 p.p.	6.9 p.p.	16.0%	22.2%	6.2 p.p.

The company’s consolidated EBITDA was 10.1% higher than that of the previous quarter, with a margin of 36.6% (33.7% in the 1Q07). With regard to the 2Q06, the EBITDA margin was down by 1.8 percentage points (p.p.), mainly due to the effect of the full billing. Adjusting the 2Q06 margin for the effects of the full billing, the margin would yield a figure of 36.6%, same as in 2Q07.

The parent company, TMAR, recorded increases in its EBITDA and EBITDA margin in the quarter (+R$58 million and +1.5 p.p.), basically as a result of consistent growth in revenue from data communication, notably through Oi Velox. Another contribution to the 1Q07 performance was the stabilization of revenues from local telephone services given the fixed customer base retention, achieved through more flexible credit policies, and the growth in ARPU, stimulated by the migration of customers to alternative plans.

Oi (TNL PCS) saw an R$84 million increase in EBITDA during the quarter, derived from cost reductions and the mixof the Oi Móvel customer portfolio, which emphasizes on high value post-paid plans (Corporate and Oi Conta Total).

The classification of the Equity Accounting was altered for 2Q07 and it is now presented after the EBIT to improve the presentation of the Income Statement, as seen in the table below. The EBIT increased by 20.7% in the quarter and 26.2% from last year’s same period.

Table 7 – EBITDA x EBIT x Net Earnings

R$ million	2Q06	1Q07	2Q07	1H06	1H07
EBITDA	1,561.7	1,449.3	1,595.7	3,047.0	3,045.0
Depreciation and Amortization	804.4	657.6	640.2	1,631.3	1,297.8
EBIT	757.3	791.7	955.5	1,415.7	1,747.2
Equity Accounting	(70.0)	3.8	-13.3	(67.6)	(9.6)
Financial Income	(180.6)	(231.6)	-195.2	(347.8)	(426.7)
Financial Expenses	555.5	391.1	343.0	1,061.1	734.1
Non-operating Expenses	(9.3)	(2.7)	-8.8	(4.9)	(11.6)
Minority Interest	67.0	78.9	98.5	123.0	177.4
Income Tax and Social Contribution	112.0	209.5	263.9	224.9	473.3
Net Earnings	282.6	342.7	467.5	427.1	810.2

Net Financial Income (Expenses)

Following the quarterly trend, the net financial expenses were down by R$12 million compared to the 1Q07 and R$227 million from 2Q06, as shown below:

Table 8 – Net Financial Income (Expenses)

	Quarter					Half-Year
R$ million	2Q06	1Q07	2Q07	Chg. %		1H06	1H07	Chg. %
				QoQ	YoY
Financial Income	181	232	195	-15.9%	7.7%	348	427	22.7%
Interest on financial investments	97	110	96	-12.7%	-1.0%	188	206	9.6%
Other financial income	83	122	99	-18.9%	19.3%	160	221	38.1%
Financial Expenses	(556)	(391)	(343)	12.3%	38.3%	(1,061)	(734)	30.8%
Interest on loans and financing	(224)	(172)	(159)	7.6%	29.0%	(389)	(331)	14.9%
Foreign exchange effect on loans and financing	(115)	(46)	(32)	30.4%	72.2%	(241)	(78)	67.6%
Monetary and Exchange Variations	(19)	117	203	73.5%	1168.4%	279	320	14.7%
Currency Swap Results	(96)	(162)	(235)	-45.1%	-144.8%	(521)	(398)	23.6%
Other Financial Expenses	(217)	(173)	(152)	12.1%	30.0%	(431)	(325)	24.6%
Banking Fees (including CPMF)	(60)	(60)	(67)	-11.7%	-11.7%	(118)	(127)	-7.6%
Interest on rescheduled taxes (Refis)	(19)	(14)	(14)	0.0%	26.3%	(40)	(29)	27.5%
Monetary restatement of provisions for contingencies	(71)	(81)	(56)	30.9%	21.1%	(135)	(137)	-1.5%
IOF, PIS and Cofins taxes on financial income	(21)	(1)	(2)	-100.0%	90.5%	(43)	(3)	93.0%
Others	(46)	(17)	(13)	23.5%	71.7%	(95)	(30)	68.4%
Net Financial Income (Expenses)	(375)	(160)	(148)	7.5%	60.5%	(713)	(307)	56.9%

The financial income was R$37 million lower than that of the previous quarter, mainly due to the lower average cash balance, lower interest rates and a reduction in the financial discounts obtained during the period.

The financial expenses were R$48 million lower than those of 1Q07, as a result of the following reasons:

  Interest on loans and financing declined R$13 million, basically due to the reduction of the consolidated gross debt and lower interest rates during the quarter.

  Foreign exchange impact on loans and financing decreased R$14 million in quarter, as a result of:

    Currency gains, related to the company’s debt of R$205 million, due to the appreciation of the real against the US dollar, offsetting by monetary variation expenses by R$2 million;

    R$235 million net expense in relation to currency hedging, comprising expenses of R$153 million from foreign exchange variations and R$82 million from interest based on the CDI (Interbank Deposit Certificate);

    The reduction of the company’s debt denominated in foreign currency and, in consequence, of the hedging balances.

  Other financials expenses were R$21 million lower than those of the previous quarter, largely due to a reduction in the monetary correction of the provisions for contingencies.

Depreciation/Amortization

The consolidated depreciation and amortization came to a total of R$640 million in 2Q07, 2.7% below 1Q07 and 20.4% lower than 2Q06. The result was particularly marked in the wireline segment, reflecting the depreciation of the capital expenditures carried out through the anticipation of Anatel’s targets (2000/2001).

Table 9 – Depreciation and Amortization

	Quarter					Half-Year
R$ Million	2Q06	1Q07	2Q07	QoQ	YoY	1H06	1H07	Chg. %
Fixed Line / TNL	642	479	460	-4.0%	-28.3%	1,310	939	-28.3%
Depreciation	624	462	441	-4.5%	-29.3%	1,274	903	-29.1%
Amortization of Goodwill	18	17	19	11.8%	5.6%	36	36	0.0%
Mobile Business	163	179	180	0.6%	10.4%	321	359	11.8%
Depreciation	125	141	142	0.7%	13.6%	245	283	15.5%
License/Deferred Amortization	37	38	38	0.0%	2.7%	76	76	0.0%
Total	804	658	640	-2.7%	-20.4%	1,631	1,298	-20.4%

Net Earnings

The consolidated net earnings for the quarter reached R$468 million (R$1.22 per share and US$0.62/ADR), and were 65.4% higher than the same 2006 period and up 36.4% from 1Q07. The R$125 million increase for the quarter was due to improved operating results and reduced financial expenses as well as depreciation.

Net earnings of TMAR, the parent company, came to R$545 million in the quarter, representing increases of 24.7% from 1Q07 and 46.9% from 2Q06.

Oi (TNL PCS) had net earnings of R$102 million in the quarter, up 121.7% compared to 1Q07 and a huge increase from 2Q06 (R$0.4 million).

Table 10 – Net Earnings

	Quarter					Half Year
	2Q06	1Q07	2Q07	QoQ	YoY	1H06	1H07	YoY
TNL Consolidated

Net Earnings (R$ Mn)	283	343	468	36.4%	65.4%	427	810	89.7%
Earnings per Share (R$)	0.740	0.897	1.223	36.3%	65.3%	1.118	2.120	89.6%
Earnings per ADR (US$)	0.338	0.426	0.617	44.8%	82.5%	0.510	1.037	103.3%

TMAR Consolidated

Net Earnings (R$ Mn)	371	437	545	24.7%	46.9%	681	982	44.2%
Earnings per Share (R$)	1.554	1.830	2.284	24.8%	47.0%	2.852	4.114	44.2%

Oi (TNL-PCS)

Net Earnings (R$ Mn)	0.4	46	102	121.7%	na	-28	148	na

4) Debt, Capex and Cash Flow

4.1) Debt

The consolidated net debt of R$4,006 million was reduced by R$239 million during the quarter and by R$2,084 million since the end of June 2006.

Of the total debt denominated in foreign currency (R$2,628 million), around 85.6% is hedged. The average cost of the accumulated debt during the quarter was equivalent to 90.5% of the CDI rate, net of the impact of currency hedging.

Table 11 - Debt (end of the period)

R$ million	Jun-06	Sep/06	Dec/06	Mar/07	Jun/07	% Gross Debt
Short Term	2,482	2,044	2,092	1,849	1,873	22.1%
Long Term	7,151	6,870	7,478	6,958	6,603	77.9%
Total Debt	9,634	8,915	9,570	8,807	8,476	100.0%
In Local Currency	4,216	3,989	4,733	4,500	4,404	52.0%
In Foreign Currency	3,652	3,522	3,377	2,965	2,628	31.0%
Swaps	1,766	1,404	1,460	1,342	1,444	17.0%
(-) Cash and ST investments	(3,544)	(3,358)	(4,687)	(4,563)	(4,470)	-52.7%
(=) Net Debt	6,090	5,557	4,883	4,245	4,006	47.3%

The amortization schedule of the gross debt is well distributed among the coming years, with no big disbursements in any particular year up to 2011. The cash balance in 2Q07 (R$4,470 million) is enough to pay amortization costs up to 2009.

Table 12 – Schedule for the Amortization of the Gross Debt

(R$ million)	2007	2008	2009	2010	2011	2012 onwards	Total
Gross Debt amortization	1,083	1,856	1,250	765	2,080	1,442	8,476

4.2) Capital Expenditure

The company’s consolidated capital expenditure during 2Q07 amounted to R$387 million (8.9% of net revenue), with R$323 million (83.5%) allocated to wireline telephony and R$64 million (16.5%) going into wireless telephony. Capital expenditure for the 1H07 came to a total of R$730 million (1H06: R$925 million), with the focus on developing the data communication network and infrastructure to augment the transmission capacity and broadband platform expansion.

Table 13 – Capital Expenditure

	Quarter					Half-Year
R$ million	2Q06	1Q07	2Q07	QoQ	YoY	1H06%		1H07%		YoY
Wireline	328	279	323	15.8%	-1.5%	669	72%	602	82%	-10.0%
Growth & Quality	121	102	95	-6.9%	-21.5%	270	29%	197	27%	-27.0%
Data / Communic. Systems / Other	207	177	227	28.2%	9.7%	399	43%	404	55%	1.3%
Wireless	156	65	64	-1.5%	-59.0%	256	28%	129	18%	-49.6%
TOTAL	484	344	387	12.5%	-20.0%	925	100%	730	100%	-21.1%

4.3) Cash Flow

The company’s free cash flow during the quarter, net of capital expenditure, came to R$ 783 million, 6.9% and 25.9% below, respectively, to 1Q07 and 2Q06. The lower cash flow level recorded during the period, even with better operational results, was due to the following payments:

-     R$ 234.9 million relating to the 2% charge against the annual net revenue, payable every two years to renew the concession contract granting licenses to provide fixed and long distance telephony services. This payment is related to 2006 and 2007;

-     R$ 201.2 million regarding the Fistel fee (Telecommunications Supervision Fund), related to the customer base (fixed and mobile) at the end of 2006.

It should be pointed out that during the 2Q07, the company also paid out dividends and interests on capital (TNL and TMAR consolidated), approved at the AGM in April 2007, amounting to R$ 404.2 million.

Table 14 – Cash Flow

	Quarter			Half-Year
R$ million	2Q06	1Q07	2Q07	1H06	1H07
(i) Cash Flow from operating activities	1,540.8	1,193.5	1,169.1	2,460.9	2,362.7
Net income for the period	282.6	342.7	467.5	427.1	810.3
Minority interest in results of operations	67.0	78.9	98.5	123.0	177.4
Adjustments to reconcile net income to net cash:	1,338.7	1,116.3	966.9	2,690.4	2,083.2
Interest and monetary variation on loans and financing	346.5	202.0	140.7	578.6	342.7
Depreciation/Amortization	804.4	657.7	640.2	1,631.4	1,297.9
Contingency Provisions	173.1	238.5	168.9	433.1	407.4
Other	14.6	18.1	17.1	47.3	35.2
Change in Working Capital	(147.5)	(344.4)	(363.8)	(779.6)	(708.2)
(ii) Cash flow from investing activities	(483.7)	(352.1)	(386.0)	(948.9)	(738.1)
Cash Flow after investing activities	1,057.1	841.5	783.2	1,512.0	1,624.6
(iii) Cash flow from financing activities	(1,733.9)	(964.8)	(471.7)	(799.5)	(1,436.5)
Cash Flow after financing activities	(676.8)	(123.3)	311.5	712.5	188.1
Payment of Dividends and Interest on Capital	(936.6)	(1.4)	(404.2)	(939.5)	(405.6)
Increase (decrease) in cash and banks	(1,613.5)	(124.7)	(92.8)	(227.0)	(217.5)
Cash and banks at the beginning of the period	5,157.6	4,687.2	4,562.5	3,771.2	4,687.2
Cash and banks at the end of the period	3,544.2	4,562.5	4,469.7	3,544.2	4,469.7

5) Recent Events

5.1) Telemar Participações (TmarPart) acquires Telemar Norte Leste shares in a Tender Offer

In July 24, 2007 Telemar Participações acquired 10,091,956 preferred shares class A of Telemar Norte Leste S.A. (TMAR5) in a Tender Offer. This number of shares represents, respectively, 25.70% of PNA shares’ free-float, 7.74% of total PNA shares ex- treasury, as well as 4.23% of the company’s total number of shares (ex-treasury). The price per share paid was R$67.50, representing a total financial volume of R$ 681,207 thousand for the whole deal.

The Tender Offer for Tele Norte Leste Participações preferred shares (TNLP4) was postponed to August 14, 2007, according to the Communication to the Market published in July 20, 2007.

5.2) Anatel authorizes the annual tariff readjustment for fixed line, fixed-to-mobile and mobile interconnection

The tariffs for local (subscription fee, minutes, public phone credits, local network use) and long distance baskets of services to our customers were readjusted by 1.83% on July 20, 2007. This percentage represents the last 12 months’ inflation (IST of 2.91%), minus the productivity adjustment of just over 1%. To avoid introducing the increase per the minute at the same time of the conversion from pulses to minutes, Oi has agreed to continue with the unadjusted minute value, on a promotional basis, until September 30, 2007.

The Fixed-to-Mobile tariffs (VC1, VC2, VC3) were readjusted by 2.88% on July 20, 2007, which corresponds to the accumulated inflation since January 2005, minus the productivity deflator. The interconnection fees paid to the mobile operators (VUM) increased 1.97%. This VUM increase is the result of a negotiated agreement with the mobile operators, which establishes the passing on to the VUM of 68.5% of the readjustment of the VC1 tariff. This agreement is also valid for the next tariff readjustment scheduled for July 2008.

The readjustment of VC tariffs at a higher rate than that of the interconnection fee (2.88% vs. 1.97%) is consolidating the progressive improvement of the margin for the Fixed-to-Mobile segment, for which the company has always supported.

5.3) Oi appeals Anatel’s decision on Way TV and initiates projects related to video services

In March/2007, Oi requested Anatel’s steering committee to reconsider its decision to veto the company’s acquisition of Way TV. There is presently no indication of the time it will take for a new decision to be made. Oi continues to believe that the regulations will eventually permit the provision of triple-play to benefit consumers. Simultaneously with the Anatel proceedings, Oi is implementing its strategy of providing video transmission services through a pilot project - Video on Demand (VoD) with an IPTV network in Rio de Janeiro, which is in a commercial partnership with the country’s largest DTH operator (Sky).

5.4) Establishment of a subsidiary to provide network maintenance services

In June 2007, Telemar Norte Leste S/A acquired a controlling stake (99.99%) in the Company SEREDE – Serviços de Rede S.A., with total equity of R$3,000,000, for the purpose of installation, maintenance, operation and construction of telecommunications networks.

5.5) Transfer of authorizations from TNL PCS S/A to Telemar Norte Leste S/A

On July 9, 2007, TNL PCS S/A transferred to Telemar Norte Leste S/A the authorization to provide STFC – Fixed Commuted Telephone Service in the formats NLD – National Long Distance and ILD – International Long Distance, within Region I (NLD only in Sector 3) and Regions II and III of the General Licensing Plan – PGO.

Hence, starting the coming quarter, the revenues and customers for these operations will be presented under the parent company TMAR’s statements.

5.6) Oi: New contracts, products and services

Oi – Official sponsor of the Pan-American Games RIO 2007

As a sponsor of athletes and of the Pan-American Games Rio 2007, the company aims to link its brand with the positive sporting attributes, such as passion, exceeding ones limits and the spirit of teamwork.  Oi is represented at the Rio 2007 Games by seven athletes in different sports.

The company has also invested in services for the Rio 2007 Games. Oi has launched content using the cross media (mobile and internet) model. These services can be obtained either at the Wap Portal, accessing “Rio 2007 Games”, or at the hotsite at the Oi Internet portal (www.oi.com.br/rio2007). Customers can also access blogs and downloadthe content of Oi Athletes (wallpaper, games and videos).

Oi is also preparing promotional activities for the period of the Rio 2007 Games. Oi has set up kiosks to serve the population of Rio and the tourists that the city will be hosting during the Rio 2007 Games, providing them with information about the company’s services and about the event.

Launching of “Oi Office”

On June 22, 2007, Oi launched a new product for the corporate market, the “Oi Office”, which will facilitate access to Outlook Express via mobile handsets. This service provides the corporate market with enhanced efficiency in real time e-mail access, web browsing and the use of business applications, through the Windows Mobile operating system and an Oi handset. The partnership with Microsoft extends the concept of convergence to small and medium sized companies too. The aim is to offer our customers the possibility of being able to work anywhere, and thereby help to augment the productivity of the employees.

No additional investment in IT infrastructure (software and servers) will be necessary, nor training and development of the team to work in a Microsoft environment. Oi is offering plans starting at R$99.80, with unlimited internet browsing, a solution that enables a saving of around 30%, compared to the other market alternatives, which require dedicated software and server.

The new service is part of the company’s strategy of providing convergent services, combining voice, data and mobility in a single product. The “Oi Office” is available throughout the entire area covered by the Oi mobile network and can also be accessed in other regions within Brazil and abroad, by means of GPRS roaming partnerships with other operators.

Launching of “Oi Você na Tela”

On July 16, 2007, Oi launched the service “Oi você na tela (seeing yourself on the screen)”, which provides for the remuneration of customers for producing their own video recordings. The customer’s content will be available for downloading and the author will receive credits for each purchase made. These credits may subsequently be redeemed for cash. Access to the content may be through the wap portal of an Oi mobile handset or by visiting the website www.vcnatela.oi.com.br .

The idea behind the product is that the mobile handset is much more a generator of content than a mere receptor. Following the customer’s initial registration, they can send videos of up to 30 seconds duration, by MMS, earning R$0.99 per video and R$ 0.10 per download. Once the customer has accumulated R$ 20.00 in credits, these may be redeemed in cash.

6) FINANCIAL STATEMENTS

6.1) Tele Norte Leste Participações - TNLP Consolidated

				R$ million
Income Statement	2Q06	1Q07	2Q07	1H06	1H07
Wireline Services Revenues	5,046.7	5,173.3	5,181.7	10,206.5	10,355.0
Local Services	2,909.6	2,924.1	2,922.4	5,863.3	5,846.5
Subscription Charges	1,640.8	1,705.3	1,736.7	3,316.2	3,441.9
Local Traffic	630.0	515.8	474.9	1,221.4	990.6
Installation Fees	12.4	22.9	23.3	23.7	46.2
Collect Calls	9.4	4.3	3.6	24.1	7.9
Other Local Revenues	(1.9)	0.3	0.1	5.5	0.4
Fixed-to-Mobile (VC1)	618.9	675.6	683.9	1,272.5	1,359.5
Long Distance	876.5	918.9	893.7	1,836.5	1,812.6
Intra-State	417.0	424.1	405.4	876.3	829.4
Inter-State	122.7	111.3	109.6	259.7	220.9
Inter-Regional	158.3	163.7	159.2	332.5	322.9
International	18.9	22.9	17.7	39.6	40.6
Fixed-to-Mobile (VC2 and VC3)	159.6	197.0	201.8	328.5	398.8
Advanced Voice	51.5	59.5	61.1	114.0	120.5
Public Telephones	281.2	302.2	281.7	569.0	583.9
Additional Services	144.2	143.9	159.8	284.6	303.7
Network Usage Remuneration	169.3	150.0	146.4	341.8	296.4
Data Transmission Services	613.7	674.1	715.9	1,196.2	1,390.0
ADSL (Velox)	215.0	266.0	274.6	422.8	540.6
Leased Lines (EILD)	126.7	130.1	124.7	246.4	254.8
Leased Lines (SLDD/SLDA)	78.2	63.0	62.5	146.5	125.5
IP Services	55.6	75.5	90.1	108.8	165.6
Packet switch and frame relay	67.8	62.4	71.4	132.4	133.8
Other Data Services	70.4	77.2	92.6	139.3	169.7
Other Wireline Services	0.8	0.5	0.8	1.0	1.4
Wireless Services Revenues	778.8	990.1	1,027.9	1,460.9	2,018.0
Subscription Charges	183.6	207.2	218.7	336.7	425.9
Outgoing Calls	320.8	374.2	388.8	620.8	762.9
Domestic/International Roaming	29.5	28.9	27.0	62.9	55.9
Network Usage Remuneration	61.6	259.6	265.4	123.1	525.1
Data / Value Added Services	74.7	66.2	66.0	131.3	132.2
Handset Sales	108.6	54.1	62.0	186.1	116.1
Gross Operating Revenue	5,825.5	6,163.4	6,209.6	11,667.4	12,373.0
Taxes and Deductions	1,763.2	1,858.1	1,852.0	3,549.9	3,710.1
Net Operating Revenue	4,062.3	4,305.4	4,357.6	8,117.5	8,662.9
Operating Expenses	2,500.6	2,856.1	2,761.9	5,070.5	5,617.9
Cost of Services	791.2	873.9	843.7	1,595.7	1,717.6
Cost of Goods Sold	140.2	67.8	57.2	251.9	125.1
Interconnection Costs	590.4	825.7	838.3	1,216.9	1,664.0
Selling Expenses	651.0	602.5	696.5	1,285.6	1,299.0
General and Administrative Expenses	253.0	270.0	214.9	472.1	484.9
Other Operating Expenses (Revenue), net	74.7	216.1	111.3	248.3	327.4
EBITDA	1,561.7	1,449.3	1,595.7	3,047.0	3,045.0
Margin %	38.4%	33.7%	36.6%	37.5%	35.1%
Depreciation and Amortization	804.4	657.6	640.2	1,631.3	1,297.8
EBIT	757.3	791.7	955.5	1,415.7	1,747.2
Equity Accounting	(70.0)	3.8	(13.3)	(67.6)	(9.6)
Financial Expenses	555.5	391.1	343.0	1,061.1	734.1
Financial Income	180.6	231.6	195.2	347.8	426.7
Non-operating Expenses (Revenue)	(9.3)	(2.7)	(8.8)	(4.9)	(11.6)
Income Before Tax and Social Contribution	461.6	631.1	829.9	775.0	1,461.0
Income Tax and Social Contribution	112.0	209.5	263.9	224.9	473.3
Minority Interest	67.0	78.9	98.5	123.0	177.4
Net Income	282.6	342.7	467.5	427.1	810.2
Margin %	7.0%	8.0%	10.7%	5.3%	9.4%

Outstanding Shares - Thousand (exc.-treasury)	382,122	382,122	382,122	382,122	382,122
Income per share (R$)	0.740	0.897	1.223	1.118	2.120
Income per ADR (US$)	0.338	0.426	0.617	0.510	1.037

6.1) Tele Norte Leste Participações – TNLP Consolidated (Continued)

Balance Sheet	6/30/2006	3/31/2007	6/30/2007
TOTAL ASSETS	26,536	27,464	27,320
Current	9,396	10,424	10,588
Cash and Short-Term Inv.	3,544	4,563	4,470
Accounts Receivable	3,777	3,665	3,619
Recoverable Taxes	1,149	1,238	1,526
Inventories	189	102	124
Other Current Assets	736	856	850
Non-Current Assets	17,140	17,040	16,732
Long Term	3,425	3,840	3,790
Recoverable and Deferred Taxes	1,772	2,186	2,206
Other	1,653	1,654	1,584
Permanent	13,715	13,200	12,942
Investments	132	78	59
Property Plant and Equipment	11,922	11,486	11,300
Intagible Assets	1,268	1,278	1,237
Deferred Assets	393	358	347

Balance Sheet	6/30/2006	3/31/2007	6/30/2007
TOTAL LIABILITIES	26,536	27,464	27,320
Current	5,623	5,753	5,551
Suppliers	1,538	1,849	1,889
Loans and Financing	2,482	1,849	1,873
Payroll and Related Accruals	138	154	219
Payable Taxes	1,023	1,133	1,289
Dividends Payable	213	555	145
Other Accounts Payable	230	214	136
Non-Current Liabilities	10,504	10,175	9,663
Long Term	10,487	10,163	9,654
Loans and Financing	7,151	6,958	6,603
Payable and Deferred Taxes	999	819	795
Contingency Provisions	2,225	2,277	2,148
Other Accounts Payable	111	109	108
Unrealized Earnings	17	11	10
Minority Interest	2,003	2,234	2,336
Shareholders' Equity	8,406	9,302	9,770

6.2) Telemar Norte Leste - TMAR Consolidated

Income Statement	2Q06	1Q07	2Q07	1H06	1H07
Wireline Services Revenues	5,046.7	5,173.3	5,181.7	10,206.5	10,355.0
Local Services	2,909.6	2,924.1	2,922.4	5,863.3	5,846.5
Subscription Charges	1,640.8	1,705.3	1,736.7	3,316.2	3,441.9
Local Traffic	630.0	515.8	474.9	1,221.4	990.6
Installation Fees	12.4	22.9	23.3	23.7	46.2
Collect Calls	9.4	4.3	3.6	24.1	7.9
Other Local Revenues	(1.9)	0.3	0.1	5.5	0.4
Fixed-to-Mobile (VC1)	618.9	675.6	683.9	1,272.5	1,359.5
Long Distance	876.5	918.9	893.7	1,836.5	1,812.6
Intra-State	417.0	424.1	405.4	876.3	829.4
Inter-State	122.7	111.3	109.6	259.7	220.9
Inter-Regional	158.3	163.7	159.2	332.5	322.9
International	18.9	22.9	17.7	39.6	40.6
Fixed-to-Mobile (VC2 and VC3)	159.6	197.0	201.8	328.5	398.8
Advanced Voice	51.5	59.5	61.1	114.0	120.5
Public Telephones	281.2	302.2	281.7	569.0	583.9
Additional Services	144.2	143.9	159.8	284.6	303.7
Network Usage Remuneration	169.3	150.0	146.4	341.8	296.4
Data Transmission Services	613.7	674.1	715.9	1,196.2	1,390.0
Other	0.8	0.5	0.8	1.0	1.4
Wireless Services Revenues	778.8	990.1	1,027.9	1,460.9	2,018.0
Subscription Charges	183.6	207.2	218.7	336.7	425.9
Outgoing Calls	320.8	374.2	388.8	620.8	762.9
Domestic/International Roaming	29.5	28.9	27.0	62.9	55.9
Network Usage Remuneration	61.6	259.6	265.4	123.1	525.1
Data / Value Added Services	74.7	66.2	66.0	131.3	132.2
Handset Sales	108.6	54.1	62.0	186.1	116.1
Gross Operating Revenue	5,825.5	6,163.4	6,209.6	11,667.4	12,373.0
Taxes and Deductions	1,763.2	1,858.1	1,852.0	3,549.9	3,710.1
Net Operating Revenue	4,062.3	4,305.3	4,357.6	8,117.5	8,662.9
Operating Expenses	2,484.6	2,846.0	2,757.0	5,047.9	5,603.0
Cost of Services Provided	791.2	873.9	842.9	1,595.6	1,716.8
Cost of Goods Sold	140.2	67.8	57.2	251.9	125.1
Interconnection Costs	590.4	825.7	838.3	1,216.9	1,664.0
Selling Expenses	649.3	601.6	695.3	1,283.1	1,297.0
General and Administrative Expenses	241.7	260.9	211.0	452.7	471.9
Other Operting Expenses (Revenue), net	71.8	216.0	112.3	247.7	328.3
EBITDA	1,577.6	1,459.4	1,600.6	3,069.6	3,060.0
Margin %	38.8%	33.9%	36.7%	37.8%	35.3%
Depreciation and Amortization	818.9	672.7	655.2	1,660.0	1,327.9
EBIT	758.7	786.7	945.4	1,409.7	1,732.0
Equity Accounting	0.3	2.3	0.5	0.4	2.9
Financial Expenses	482.7	353.8	321.4	865.4	675.2
Financial Income	161.4	225.4	180.8	286.8	406.2
Non-operating Expenses (Revenue)	(9.6)	(2.7)	(8.8)	(5.2)	(11.6)
Income Before Tax and Social Contribution	446.7	658.7	813.1	836.0	1,471.8
Income Tax and Social Contribution	76.0	222.1	268.1	155.4	490.2
Net Income	370.7	436.6	545.0	680.5	981.6
Margin %	9.1%	10.1%	12.5%	8.4%	11.3%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,614	238,614	238,614	238,614
Income per share (R$)	1.554	1.830	2.284	2.852	4.114

(*) - Includes the efects of Oi's acquisition (Apr/03).

6.2) Telemar Norte Leste - TMAR Consolidated (Continued)

Balance Sheet	6/30/06	3/31/07	6/30/07
TOTAL ASSETS	25,417	26,510	26,182
Current	8,217	9,446	9,437
Cash and Short-Term Inv.	2,752	3,920	3,676
Accounts Receivable	3,779	3,666	3,620
Recoverable and Deferred Taxes	765	908	1,185
Inventories	189	102	124
Other Current Assets	730	850	831

Non-Current Assets	17,200	17,064	16,746
Long Term	3,170	3,590	3,550
Recoverable and Deferred Taxes	1,620	1,994	2,010
Other	1,550	1,596	1,540

Permanent	14,030	13,474	13,196
Investments	474	373	339
Property Plant and Equipment	11,899	11,482	11,296
Intagible Assets	1,265	1,275	1,234
Deferred	393	344	327

Balance Sheet	6/30/06	3/31/07	6/30/07
TOTAL LIABILITIES	25,417	26,510	26,182
Current	5,377	5,524	5,101
Suppliers	1,536	1,844	1,885
Loans and Financing	2,048	1,481	1,516
Payroll and Related Accruals	137	152	218
Payable Taxes	944	1,115	1,273
Dividends Payable	476	711	67
Other Accounts Payable	236	221	143
Non-Current Liabilities	8,961	8,623	8,155
Long Term	8,944	8,611	8,146
Loans and Financing	5,836	5,630	5,315
Payable Taxes	846	668	644
Contingency Provisions	2,222	2,274	2,147
Other Accounts Payable	41	40	40
Unrealized Earnings	17	11	10
Shareholders' Equity	11,079	12,364	12,926

6.3) Telemar Norte Leste - TMAR Parent Company

				R$ million
Income Statement	2Q06	1Q07	2Q07	1H06	1H07
Local Services	2,925.8	2,925.1	2,923.2	5,888.7	5,848.3
Long Distance	821.6	863.1	837.0	1,716.3	1,700.1
Advanced Voice	53.5	60.3	62.0	117.9	122.3
Public Telephones	281.2	302.2	281.7	569.0	583.9
Additional Services	144.9	144.4	159.9	286.1	304.3
Network Usage Remuneration	174.8	146.4	145.6	352.1	292.1
Data Transmission Services	577.9	624.5	653.9	1,121.3	1,278.3
Other	0.6	0.5	0.8	0.7	1.4
Gross Operating Revenue	4,980.3	5,066.5	5,064.1	10,052.0	10,130.7
Taxes and Deductions	1,472.4	1,533.9	1,516.1	2,999.0	3,049.9
Net Operating Revenue	3,507.9	3,532.7	3,548.1	7,053.0	7,080.7
Operating Expenses	2,079.2	2,256.7	2,213.8	4,224.8	4,470.5
Cost of Services Provided	650.4	702.8	662.5	1,311.4	1,365.4
Interconnection Costs	693.3	748.3	742.6	1,424.8	1,490.9
Selling Expenses	454.8	441.3	531.2	871.6	972.5
General and Administrative Expenses	204.8	220.1	178.7	388.7	398.7
Other Operating Expenses (Revenue), net	75.9	144.2	98.9	228.2	243.1
EBITDA	1,428.7	1,275.9	1,334.3	2,828.2	2,610.2
Margin %	40.7%	36.1%	37.6%	40.1%	36.9%
Depreciation and Amortization	654.9	492.5	474.2	1,336.7	966.7
EBIT	773.8	783.4	860.0	1,491.5	1,643.5
Equity Accounting	8.6	(40.2)	(101.1)	43.3	(141.3)
Financial Expenses	438.5	341.9	309.2	792.0	651.2
Financial Income	107.1	167.8	125.4	170.7	293.2
Non-operating Expenses (Revenue)	(10.0)	(3.1)	(3.9)	(5.8)	(7.0)
Income Before Tax and Social Contribution	443.8	652.5	781.3	832.7	1,433.9
Income Tax and Social Contribution	73.1	215.9	236.3	152.2	452.3
Net Income	370.7	436.6	545.0	680.5	981.6
Margin %	10.6%	12.4%	15.4%	9.6%	13.9%

Balance Sheet	6/30/06	3/31/07	6/30/07
TOTAL ASSETS	24,634	25,390	25,065
Current	5,319	6,315	6,050
Cash and Short-Term Inv.	1,337	2,314	1,931
Accounts Receivable	3,150	3,067	2,954
Recoverable and Deferred Taxes	527	660	879
Inventories	39	39	35
Other Current Assets	265	236	251
Non-Current Assets	19,316	19,075	19,015
Long Term	2,437	2,392	2,382
Recoverable and Deferred Taxes	1,021	1,142	1,167
Other	1,416	1,250	1,215
Permanent	16,878	16,683	16,633
Investments	8,080	8,284	8,352
Property Plant and Equipment	8,573	8,095	7,990
Intagible Assets	226	304	290
TOTAL LIABILITIES	24,634	25,390	25,065
Current	4,663	4,576	4,121
Suppliers	1,101	1,338	1,221
Loans and Financing	2,048	1,481	1,516
Payroll and Related Accruals	114	128	185
Payable Taxes	799	815	1,040
Dividends Payable	476	711	67
Other Accounts Payable	125	102	92
Non-Current Liabilities	8,892	8,450	8,018
Long Term	8,892	8,450	8,018
Loans and Financing	5,878	5,620	5,306
Payable Taxes	812	652	638
Contingency Provisions	2,188	2,165	2,062
Other Accounts Payable	13	13	13
Shareholders' Equity	11,079	12,364	12,926

6.4) TNL PCS (Oi)

Income Statement	2Q06	1Q07	2Q07	1H06	1H07
Wireless Services Revenues	949.8	1,180.0	1,211.4	1,808.4	2,391.4
Subscription	183.6	207.2	218.7	336.7	425.9
Outgoing Calls	320.7	374.2	388.8	620.8	762.9
Domestic/Internacional Roaming	29.5	28.9	27.0	62.9	55.9
Network Usage Remuneration	232.5	449.4	445.3	470.3	894.7
Data / Value Added	74.7	66.2	66.0	131.3	132.2
Other SMP Services	0.2	0.1	0.4	0.3	0.6
Handset Sales	108.6	54.1	65.2	186.1	119.3
LD/Advanced Voice Service/Network* Revenues	156.2	150.9	158.8	317.0	309.6
Gross Operating Revenue	1,106.0	1,330.9	1,370.2	2,125.4	2,701.1
Taxes and Deductions	298.9	331.3	342.7	567.6	674.0
Net Operating Revenue	807.2	999.5	1,027.5	1,557.8	2,027.0
Operating Expenses	653.5	816.2	761.0	1,308.1	1,577.2
Cost of Services Provided	202.3	222.0	233.7	406.6	455.6
Cost of Goods Sold	140.2	67.8	57.2	251.9	125.1
Interconnection Costs	88.1	284.9	293.2	179.5	578.1
Selling Expenses	258.4	196.7	199.6	491.8	396.3
General and Administrative Expenses	31.0	39.0	29.8	59.8	68.9
Other Operating Expenses (Revenue), net	(66.5)	5.8	(52.6)	(81.5)	(46.8)
EBITDA	153.6	183.3	266.5	249.7	449.9
Margin %	19.0%	18.3%	25.9%	16.0%	22.2%
Depreciation and Amortization	162.9	179.0	179.8	321.0	358.8
EBIT	(9.2)	4.4	86.7	(71.3)	91.1
Financial Expenses	44.1	11.2	10.6	84.1	21.8
Financial Income	56.7	58.3	52.7	130.6	111.1
Non-operating Expenses	0.6	0.2	(4.9)	0.6	(4.7)
Income Before Tax and Social Contribution	2.8	51.3	133.7	(25.3)	185.1
Income Tax and Social Contribution	2.4	5.7	31.3	2.4	37.0
Net Income	0.4	45.6	102.5	(27.8)	148.0
Margem %	0.0%	4.6%	10.0%	-1.8%	7.3%

(*) - Refers to Pegasus, incorporated on November 30, 2005.

Balance Sheet	6/30/06	3/31/07	6/30/07
TOTAL ASSETS	8,474	8,962	9,076
Current	3,023	3,155	3,422
Cash and Short-Term Inv.	1,399	1,509	1,651
Accounts Receivable	773	725	801
Recoverable and Deferred Taxes	237	245	303
Inventories	150	64	89
Other Current Assets	463	612	579
Non-Current Assets	5,451	5,808	5,654
Long Term	730	1,140	1,109
Recoverable and Deferred Taxes	599	851	841
Loans and Financing	81	201	188
Other	50	88	81
Permanent	4,721	4,668	4,544
Property Plant and Equipment	3,313	3,374	3,293
Intagible Assets	1,031	964	936
Deferred Assets	377	330	315
TOTAL LIABILITIES	8,474	8,962	9,076
Current Liabilities	843	1,064	1,109
Suppliers	574	630	803
Loans and Financing	-	-	-
Payroll and Related Accruals	22	23	33
Payable Taxes	136	292	223
Other Accounts Payable	111	117	50
Non-Current Liabilities	87	144	110
Long Term	87	144	110
Loans and Financing	-	-	-
Contingency Provisions	30	104	80
Payable Taxes	33	16	6
AFCI	-	-	-
Other Accounts Payable	25	24	24
Shareholders' Equity	7,543	7,755	7,857

7) GLOSSARY

ARPU (Average Revenue per Unit):

Indicator used in the telecommunication sector, showing the average monthly revenue per customer during a given period. It is calculated by dividing net revenue for the period by average customer base.

Churn Rate:

The percentage of customers whose phones are disconnected during a given period, as a proportion of the average customer base.

Full Billing:

Full billing involves charging an interconnection fee on every mobile-to-mobile call within the same local area. This rule was determined in Anatel Resolution no 438, published in July 2006. Previously, the “partial bill and keep” system was utilized, whereby a mobile operator would only pay interconnection fees to another operator when the proportion of incoming and outgoing traffic between the two was outside the 45% to 55% band. This model continues to be used in local fixed telephony.

IST (Telecommunications Services Index):

Since 2006, Anatel has been using a specific index for readjusting tariffs based on a basket of tariffs for telecoms services, called the IST. The IST has brought more equilibrium to the adjustment of prices charged to retail and wholesale customers, compared to the previous system that was based on the IGP-DI inflation index and was more focused on wholesale prices.

Net additions:

Gross additions (total of new customers during a given period), less disconnections during that same period.

Plans: Basic vs. Alternative:

The telecoms operators are obliged to provide two types of plan: the Basic Plan and the Obligatory Alternative Service Plan (PASOO). Under the basic minutes plan, the toll free exemption for residential subscribers is 200 minutes and for commercial subscribers is 150 minutes. Under the PASOO, the exemption for residential subscribers is 400 minutes and for commercial subscribers is 360 minutes. There is a different minute price for each plan.

It should be emphasized that, in addition to the obligatory plans, operators can also offer alternative plans whose characteristics are not regulated by Anatel.

Plans: Minutes v Pulses:

Under the billing denominated in pulses, one pulse is charged for each connection completed, followed by a variable pulse, covering up to the first 4 minutes of usage. One pulse is charged thereafter for every 4 minutes of usage. Under the plans denominated in minutes, the charge is based on the effective usage time.

Click on the link below to learn more about our minutes plans:

http://www.novaoi.com.br/controlebanners2/campanhas/planodeminutos/index.html

Productivity Factor:

As determined in the Concession Contract 2006, Anatel is to calculate the average productivity rate of the sector and compare this with the individual productivity of each operator. The productivity factor, which is to be deducted from the IST, is equivalent to 50% of the greater of: (1) the average productivity rate for the telecom sector; or (2) the operator’s individual productivity. Even if an operator has a negative productivity rate, Anatel will not grant that company a tariff readjustment superior to the IST rate.

Remuneration for Use of the SMP Network:

The amount paid to an SMP provider, per unit of time, for the use of their network.

Share of Wallet

“Share of the customer’s spending”, represents how much the customer is prepared to spend on any given service, which in this case means on telecom services.

UGR (Revenue Generating Unit):

In the case of the Oi group of companies: Oi Fixo + Oi Móvel + Oi Velox.

CVM Instruction nº 358, article 12: Direct or indirect majority shareholders and voting shareholders who elect the members of the Board of Directors or Statutory Audit Committee, as well as any individual, legal entity or group, acting as a body or representing the same interest, that attain a direct or indirect holding equivalent to 5% (five percent) or more of a type or class of share representing the capital of a publicly traded company, must communicate this fact to the CVM (Brazilian Securities Commission) and to the company.

Oi instructs its shareholders regarding compliance with the terms of article 12 of CVM Instruction nº 358, but cannot be held responsible for disclosing information on the acquisition or disposal, by third parties, of holdings equivalent to 5% or more of a given type or class of share representing its capital, or the rights pertaining to these shares and other securities issued by the company.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,237,832	68,504,187	58,869,713
Preferred	261,223,463	6,475,663	0	254,747,800
Total	391,835,195	9,713,495	68,504,187	313,617,513

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,186,966	123,873	104,227,873	2,835,220
Preferred (A)	133,376,070	2,928,905	91,249,767	39,197,398
Preferred (B)	1,105,197	1,100	6	1,104,091
Total	241,668,233	3,053,878	195,477,646	43,136,709

Note: Shareholder structure as of June 30, 2007

This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: "project", "estimate", "expect", "predict", "plan", "anticipate", is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Cristiana Ortigão	55 (21) 3131-1317	cristiana.ortigao@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com